David E. Ullman
Executive Vice President
and Chief Financial Officer
July 28, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance – Mail Stop 3720
100 F. St. N.E.
Washington, D.C. 20549
Attention: Mr. John Reynolds, Assistant Director

RE:	Jos. A. Bank Clothiers, Inc. Form 10-K for Fiscal Year Ended January 30, 2010 Filed March 29, 2010 File No. 000-23874

Definitive Proxy Statement on Schedule 14A Filed May 14, 2010 File No. 000-23874
Ladies and Gentlemen:
We are in receipt of your letter dated July 16, 2010 and we have reviewed the comments contained therein. For your ease of reference, we have included your original comments below and have provided our response after each comment. In our responses, we refer to Jos. A. Bank Clothiers, Inc. as the “Company,” “we” or “our.”
Form 10-K for Fiscal Year Ended January 30, 2010, Filed March 29, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Disclosures about Contractual Obligations and Commercial Commitments, page 30
1.	Your disclosures at page F-16 indicate that you place orders for the purchases of inventory at least one to two seasons in advance. However, such purchase obligations are not included within the contractual obligations table on page 31. Please tell us the amount of inventory purchase obligations as of January 30, 2010, and revise your table of contractual obligations to reflect such obligations in future filings. Refer to Item 303(a)(5) of Regulation S-K.
500 Hanover Pike • Hampstead, MD 21074-2095
410-239-5715

dullman@jos-a-bank.com	Fax 410-239-5716

U.S. Securities and Exchange Commission
July 28, 2010

Response:
As of January 30, 2010, our inventory purchase commitment obligations were approximately $105 million, which were substantially due to be paid within one year of that date. In future filings we will include these purchase commitments in the table of contractual obligations required by Item 303(a)(5) of Regulation S-K.
Notes to Consolidated Financial Statements, page F-6
1. Summary of Significant Accounting Policies, page F-6
Gift Cards and Certificates, page F-7
2.	We note your accounting policy with respect to gift cards and certificates. Please tell us and disclose in future filings how you determine and recognize gift card breakage for unused gift cards and certificates. To the extent it is material, disclose the amount of breakage income for all periods presented.
Response:
Substantially all of the Company’s gift cards and gift certificates (“instruments”) do not have expiration dates and they are all subject to state escheatment laws. The Company considers the escheatment due date to be the point that redemption becomes remote and recognizes any breakage on these instruments on a specific identification basis at that time. Since the full unredeemed value of the instruments is not required to be remitted, the breakage represents the difference between the full unredeemed value of the instruments and the amounts required to be remitted. Historical experience has shown that customer redemptions on these escheated instruments after the escheatment date are nominal. For fiscal years 2007, 2008 and 2009 the Company recognized breakage on these instruments of $0.2 million, $0.2 million and $0.3 million, respectively, which it deems to be immaterial for disclosure purposes.
In future filings we will describe our policy for recognizing breakage on these instruments and, to the extent material, we will disclose the amount of income recognized for the periods presented.
Schedule 14A filed May 14, 2010
Executive Compensation and Related Information, page 14
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

U.S. Securities and Exchange Commission
July 28, 2010

Response:
The Company’s management assessed our compensation policies and practices for all employees, including non-executive officers, and concluded that these policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The assessment was undertaken by a group of the Company’s senior managers consisting of our Executive Vice President-Chief Financial Officer, Executive Vice President for Human Resources, Senior Vice President-General Counsel and Vice President-Controller. The group considered, among other items, base salaries and all significant incentive programs participated in by employees at all levels, from our chief executive officer through entry-level corporate personnel and store associates. The incentive programs included non-equity incentive compensation (cash bonuses) under our Management Incentive Plan, equity incentive compensation (restricted stock units) under our Equity Incentive Plan and selling commission compensation. In each case, the group concluded that the compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. Accordingly, consistent with the guidance provided by the Commission in Release No. 34-61175 adopting Item 402(s) of Regulation S-K, we concluded that related disclosure is not necessary.
Transactions with Related Persons, page 46
4.	Please confirm that you will provide the disclosure required by Item 404(b) of Regulation S-K in future filings.
Response:
We note the staff’s comment and confirm that we will provide the disclosure required by Item 404(b) of Regulation S-K in future filings.
We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
July 28, 2010

If you have any questions, please contact me at (410) 239-5715.
Very truly yours,
/s/ David E. ULLMAN
David E. Ullman
Executive Vice President
and Chief Financial Officer

cc:	Steve Lo David Walz Edwin S. Kim Pamela Howell Charles D. Frazer